SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

Amendment No. 1
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

_____________

BIORELIANCE CORPORATION
(Name of Subject Company)

BIORELIANCE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Capers W. McDonald
BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850
(301) 738-1000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

Copy to:

Andrew P. Varney, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20004
(202) 639-7032

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on January 8, 2004 by BioReliance Corporation (“BioReliance”), relating to the tender offer by Baseball Acquisition Corporation (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation, to purchase all of the outstanding shares of BioReliance’s common stock, par value $.01 per share, at a purchase price of $48.00 per share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 8, 2004 (the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

Item 8. Additional Information.

     The response to Item 8 is hereby amended by adding the following after the last paragraph under the subheading entitled “Regulatory Approvals—United States Antitrust Compliance”:

     On January 22, 2004, the waiting period applicable to the Offer under the HSR Act expired, and neither the FTC nor the Antitrust Division of the Department of Justice has requested additional information or documentary material in connection therewith. Accordingly, the condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer relating to the expiration of the applicable HSR Act waiting period has been satisfied.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIORELIANCE CORPORATION
By: /s/ John L. Coker

Name: John L. Coker Title: Senior Vice President, Finance and Administration, and Chief Financial Officer

Dated: January 23, 2004